

October 8, 2013

<u>Via E-mail</u>
Noreen Griffin
Chief Executive Officer
TNI BioTech, Inc.
6701 Democracy Blvd., Suite 300
Bethesda, Maryland 20817

> **Re:** **TNI BioTech, Inc.**
> **Amendment No. 4 to Registration Statement on Form 10-12G**
> **Filed September 25, 2013**
> **File No. 000-54933**

Dear Ms. Griffin:

We have reviewed your amended registration statement and response letter dated September 24, 2013 to our comment letter dated September 11, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing again, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2. Financial Information
Results of Operations – Year Ended December 31, 2012 Compared to Year Ended
Stock Issued for Services and Stock Warrant Expense, page 59

1. Please refer to your response to comment 3. Please address the following:

    - The $.009 trading value does not appear to consider the 1 for 1000 reverse split. Please confirm that is the case and provide a revised materiality analysis;

    - The materiality analysis does not appear to encompass all of the shares issued for services included in an attachment provided on June 7, 2013.; and

- The dates of the transactions are not consistent with the dates in your June 7, 2013 correspondence. For example, your June 7, 2013 correspondence stated that the 6,000,000 shares issued to Plotnikoff were agreed upon on March 23, 2013, which is consistent with your presentation on the Statements of Stockholders' Equity, which presents the shares being issued after the reverse split. However, as noted above, it appears a pre-split stock trading value has been used to value the shares.

2. Please refer to your response to comment 4. As previously requested, for cash stock issuances which were issued at a discount to the trading price, please disclose in the filing and future periodic reports the terms, restrictions of the issuance, and the amount of the discount.

Results of Operations - Six months ended June 30, 2013, page 21

3. Please refer to your response to prior comment 8. As previously requested, please provide proposed disclosure to be included in future filings to comply with the disclosure requirements of Rule 303(b) of Regulation S-K. For your discussion of research and development, provide a breakdown of costs by product for each period presented.

Item 14. Changes and Disagreements with Accountants on Accounting and Financial Disclosure, page 69

4. Please amend your filing to clearly state whether your former accountant resigned, declined to stand for re-election or was dismissed and disclose the date of such action as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that your Board of Directors and Liggett, Vogt & Webb, P.A. ("LVW") came to the mutual agreement that LVW would cease providing services as the Company's accountants. Upon amending your filing, please include, as Exhibit 16, an updated letter from LVW as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants currently date their letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director